Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: jlaxague@caneclark.com

April 22, 2008

Via Facsimile (202) 772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: John W. Madison
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-0405

Re:          Alba Mineral Exploration, Inc.
Registration Statement on Form S-1
Filed April 1, 2008
File No. 333-150029

Dear Mr. Madison:

We write on behalf of Alba Mineral Exploration, Inc., (the “Company”) in response to Staff’s letter of April 22, 2008, by H. Roger Schwall, Assistant Director, regarding the above-referenced Registration Statement on Form S-1, filed April 1, 2008, (the “Comment Letter”).  On behalf of the Company, we are providing this response.  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form S-1

Cover Page

1.
You disclose that the offer will expire on September 30, 2008, ''unless extended by the board of directors." With a view towards disclosure, supplementally advise us of the reasons for this term of the offer. For example, as may be applicable, provide any agreements that set forth the time limits on the offering. We may have further comment.

The referenced language regarding the term of the offer was placed in the registration statement because the Company’s management believed that it reflected a reasonable span of time for the offering.  There is not and has never been any agreement setting any term or time limit on the offering.  Management has reconsidered this issue and has amended the Registration Statement cover page so that it reads as follows with regard to the term of the offering:

“We will use our best efforts to maintain the effectiveness of the resale registration statement from the effective date through and until all securities registered under the registration statement have been sold or are otherwise able to be sold pursuant to Rule 144 promulgated under the Securities Act of 1933.”

Management believes that this language more accurately reflects the intentions of the Company with regard to the Registration Statement and the offering.

2.
Consistent with the above comment, supplementally advise us of whether, at the time of any extension, the board may recommend any other changes to fundamental terms of the offer.  We may have further comment.

This concern should be addressed by the amendment to the Registration Statement as described in the response to Comment No. 1, above.  The Company intends to maintain the effectiveness of the Registration Statement continuously until all of securities being offered have been sold and/or until they are able to be sold under Rule 144.  The Board will not change any fundamental terms of the offering and is not empowered to do so under the Prospectus as amended.

3.
We note that the selling shareholders will offer up to 1,723,450 shares of common stock for resale at an offering price of $0.10 per share. Please revise the number in your table on the cover page in the column labeled, "Proceeds to Selling Shareholders" to reflect that the proceeds to selling shareholders will be $172,345 and not $1,723,450. In addition, please revise to provide consistent disclosure of the price of the securities being offered. In this regard, we note reference to a $0.30 price per share on page 7.

The Registration Statement has been amended to correct these typographical errors.  The table on the cover page now reflects proceeds to the Selling shareholders of $172,345.  The reference to a $0.30 price per share on page 7 has been amended to read $0.10 per share.

If you have any questions regarding this response letter, please feel free to contact me at (702) 312-6255.  Thank you.

CANE CLARK LLP

/s/Joe Laxague
Joe Laxague